UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Z·E·N·V·I·A

A platform that empowers companies to create unique communications experiences for their customers.

Second Quarter 2021

São Paulo, Brazil, August 10, 2021, at 9:00 a.m. (ET), (NASDAQ: ZENV) – Zenvia, a platform that empowers companies to create unique communication experiences for their customers, announces today its results for the second quarter of 2021.

1.	Message to our Shareholders

"We begin our journey as a public traded company by delivering strong quarterly results that point towards the direction of our long term strategy and objectives." said Cassio Bobsin, CEO and Founder of Zenvia. "We're committed to our purpose of shaping a new world of experiences, as we continue to evolve our unified end-to-end customer experience communications platform and to expand our footprint in order to empower companies from all over Latin America to transform their communications along the customer journey."

2.	Second Quarter 2021 Financial and Operational Highlights

Following the completion of our initial public offering, on July 30, 2021 we completed the acquisition of Direct One (D1). D1 is a platform that connects different data sources to enable a single customer view layer, allowing the creation of multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences.

• Revenue of R$ 135,652 thousand for the three months ended June 30, 2021, up 46.9% compared to three months ended June 30, 2020;

•	Revenue considering the sum of the parts(1)(2) of Zenvia with acquired company D1, as if it had been acquired as of January 1, 2020, reached R$ 157,328 thousand for the three months ended June 30, 2021, up 61.1% compared to the three months ended June 30, 2020;

• Non-GAAP Gross Profit of R$ 44,608 thousand for the three months ended June 30, 2021, up 84.9% compared to three months ended June 30, 2020;

Non-GAAP Gross Profit considering the sum of the parts(1)(2) of Zenvia with acquired company D1, as if it had been acquired in as of January 1, 2020, reached R$ 56,858 thousand for the three months ended June 30, 2021, up 112.9% compared to three months ended June 30, 2020;

• Total of 10,773 Active Customers as of June 30, 2021, compared to 8,646 Active Customers as of June 30, 2020, a 24.6% growth;

•	Total of Active Customers considering the sum of the parts(1)(2) of Zenvia with acquired company D1, as if it had been acquired as of January 1, 2020, reached 10,853 as of June 30, 2021, compared to 8,719 Active Customers as of June 30, 2020, a 24.5% growth;

• Net revenue expansion rate was 120.2% as of June 30, 2021, compared to a net revenue expansion rate of 116.7% as of June 30, 2020;

•	Net revenue expansion rate considering the sum of the parts(1)(2)(3) of Zenvia with acquired company D1, was 127.5% for as of June 30, 2021;

• 491 employees as of June 30, 2021 compared to 470 employees as of December 31, 2020.

•	The total of employees considering the sum of the parts(1)(2) of Zenvia with acquired company D1, as if it had been acquired as of January 1, 2020, reached 784;

(1) Refers to the sum of the parts of the applicable stand-alone statement of profit or loss line items (and other additional metrics) of each of Zenvia and D1. This is not a pro forma condensed financial information prepared in accordance with the requirements of Articles 11 of Regulation S-X and is not indicative of Zenvia’s and D1’s combined statement of profit or loss line items nor purport to project the future financial position or operating results of the combined business.

(2) Consider the consolidated amounts of Zenvia and D1, including Sirena and Smarkio since their respective acquisition dates, July 24, 2020 and December 1, 2020.

(3) Consider D1 figures for all months included in the calculation.

3.	Key Business Metrics

Our key business metrics evolved as follows in 2Q'21 as compared to the same period of last year:

	As of June 30,		As of December 31,
	2021	2020	2020	2019	2018
Active customers (1) (#)	10,773	8,646	9,442	7,751	5,871
Net revenue expansion rate(2)	120.2%	116.7%	112.8%	117.1%	116.8%

(1) Active customer is defined as an account (based on an individual taxpayer registration number) at the end of any period that was the source of any amount of revenue in the preceding three months. A customer which generated no revenue in the preceding three months is classified as an inactive customer.

(2) Net revenue expansion rate increases, for instance, when (a) customers increase use of a product for the same application, (b) customers increase the use of the same product to new applications, (c) customers adopt new products offered by us; (d) we raise our prices on offered products without change in usage volumes or (e) given that our the net revenue expansion rate is calculated in reais, there is a depreciation of the real vis-à-vis the currency of the countries in which we operate. Our net revenue expansion rate decreases, for instance, when (a) customers cease or reduce usage of a product, (b) we lower our prices on offered products or (c) given that our the net revenue expansion rate is calculated in reais, there is an appreciation of the real vis-à-vis the currency of the countries in which we operate. We believe measuring our net revenue expansion rate on revenue generated from our customer provides a more meaningful indication of the performance of our efforts to increase revenue from existing customers. In order to calculate net revenue expansion, we first select the cohort of customers on a prior trailing twelve months period, sum up the total revenue of these customers for the applicable twelve month period and divide this sum by the sum of the total revenue of these same customers on the prior trailing twelve month period.

	Three months ended June 30,		Year ended December 31,
	2021	2020	2020	2019	2018
Revenue (thousand)	135,652	92,350	429,701	354,035	276,380
Revenue growth rate	46.9%	—	21.4%	28.1%	—

The table below consider the sum of the parts(1)(2) of the key business metric of Zenvia with the acquired company D1, as if it had been acquired as of January 01, 2020:

	As of and for the three months ended June 30,
	2021	2020
Active customers#	10,853	8,719
Net revenue expansion rate(3)	127.5%	—
Revenue (thousand)	157,328	97,653
Revenue growth rate	61.1%	—

(1) Refers to the sum of the parts of the applicable stand-alone statement of profit or loss line items (and other additional metrics) of each of Zenvia and D1. This is not a pro forma condensed financial information prepared in accordance with the requirements of Articles 11 of Regulation S-X and is not indicative of Zenvia’s and D1’s combined statement of profit or loss line items nor purport to project the future financial position or operating results of the combined business.

(2) Consider the consolidated amounts of Zenvia and D1, including Sirena and Smarkio since their respective acquisition dates, July 24, 2020 and December 1, 2020.

(3) Consider D1 figures for all months included in the calculation.

4.	Economic and Financial Performance

Zenvia’s functional currency is the Brazilian Real (BRL) which is the currency of the main economic environment in which the company operates and consequently the currency that best reflects the Company's business and operations.

The financial statements are prepared by the Company in accordance with International Accounting Standard 34, “Interim Financial Reporting.”, as issued by the International Financial Reporting Standards Board (IASB).

On May 7, 2021 Zenvia Mobile Serviços Digitais S.A (Zenvia Brazil) became a wholly owned subsidiary of Zenvia Inc., a holding company created in connection with the initial public offering process of the group. As a result of this corporate reorganization, the condensed combined statements of profit or loss, comprehensive income, changes in equity and cash flows are presented in this interim condensed consolidated and combined financial statements as a combination of the profit or loss, comprehensive income, changes in equity and cash flows of Zenvia Brazil from January 1st, 2021 to May 6, 2021 and Zenvia Inc. from May 7, 2021 to June 30, 2021.

4.1 Revenue

Revenue increased by R$43,302 thousand, or 46.9%, to R$135,652 thousand in 2Q'21 from R$92,350 thousand in 2Q'20, mainly as a result of: (i) increase in revenue by existing customers (R$18,641 thousand), as evidenced by our net revenue expansion rate of 120.2% for the quarter ended June 30, 2021 and (ii) new customers adopting our solutions in the period (R$ 24,661 thousand).

The graph below highlights the evolution of Zenvia’s revenue (in R$ thousand) between periods.

Considering the sum of the parts(1)(2) of Zenvia with acquired company D1, as if it had been acquired as of January 01, 2020, revenue increased by R$59,675 thousand, or 61.1%, to R$157,328 thousand in 2Q'21 from R$97,653 thousand in 2Q'20.

The graph below highlights the evolution of Zenvia’s revenue considering the sum of the parts(1)(2) of Zenvia with acquired company D1, as if it had been acquired as of January 1, 2020 (in R$ thousand), between periods.

(1) Refers to the sum of the parts of the applicable stand-alone statement of profit or loss line items of each of Zenvia and D1. This is not a pro forma condensed financial information prepared in accordance with the requirements of Articles 11 of Regulation S-X and is not indicative of Zenvia’s and D1’s combined statement of profit or loss line items nor purport to project the future financial position or operating results of the combined business.

(2) Consider the consolidated amounts of Zenvia and D1, including Sirena and Smarkio since their respective acquisition dates, July 24, 2020 and December 1, 2020.

4.2 Gross profit and Non-GAAP Gross Profit

Mainly as a result of our revenue growth, Zenvia’s gross profit increased 77.8%, to R$41,466 thousand in 2Q’21 from R$23,328 thousand in 2Q’20 and gross margin(1) reached 30.6% in 2Q’21, which favorably compares to 25.3% in 2Q’20 .

Zenvia’s non-GAAP gross profit(3) increased 84.9%, to R$44,608 thousand in 2Q’21 from R$24,123 thousand in 2Q’20 and non-GAAP gross margin(2) reached 32.9% in 2Q’21, which favorably compares to 26.1% in 2Q’20.

The graph below highlights the evolution of Zenvia’s non-GAAP gross profit and non-GAAP gross margin between periods.

(1) We calculate gross margin as gross profit divided by revenue.

(2) We calculate non-GAAP gross margin as non-GAAP gross profit divided by revenue.

(3) Non-GAAP gross profit was calculated as gross profit plus amortization of intangible assets acquired from business combinations in the amount of R$3,142 thousand for 2Q'21 and R$795 thousand for 2Q'20.

Considering the sum of the parts(1)(2) of Zenvia with acquired company D1, as if it had been acquired as of January 01, 2020, non-GAAP gross profit increased 112.9%, to R$56,858 thousand in 2Q’21 from R$26,705 thousand in 2Q’20 and non-GAAP gross margin reached 36.1% in 2Q’21, which favorably compares to 27.3% in 2Q’20.

The graph below highlights the evolution of Zenvia’s considering the sum of the parts(1)(2) non-GAAP gross profit and non-GAAP gross margin of Zenvia with acquired company D1, as if it had been acquired as of January 1, 2020, between periods.

(1) Refers to the sum of the parts of the applicable stand-alone non-GAAP metrics of each of Zenvia and D1. This is not a pro forma condensed financial information prepared in accordance with the requirements of Articles 11 of Regulation S-X and is not indicative of Zenvia’s and D1’s combined statement of profit or loss line items nor purport to project the future financial position or operating results of the combined business.

(2) Consider the consolidated amounts of Zenvia and D1, including Sirena and Smarkio since their respective acquisition dates, July 24, 2020 and December 1, 2020.

4.3 EBITDA and Adjusted EBITDA

Zenvia’s EBITDA increased 5.3%, to R$4,540 thousand in 2Q’21 from R$4,311 thousand in 2Q’20 and EBITDA margin(1) decreased to 3.3% in 2Q’21 from 4.7% in 2Q’20. This variation basically reflects the increase of the R$18,138 thousand in our gross profit, partially offset by the increase in operating expenses.

Adjusted EBITDA decreased to a negative amount of R$504 thousand in 2Q’21 to positive R$4,311 thousand in 2Q’20 and Adjusted EBITDA margin(2) decreased to a negative amount of 0.4% in 2Q’21 from positive 4.7% in 2Q’20. In addition to the above mentioned items, this variation reflects the effect of the exclusion of the expenses reversal related to IPO grants in the amount of R$5,044 thousand.

(1) We calculate EBITDA margin as EBITDA divided by revenue.

(2) We calculate adjusted EBITDA margin as adjusted EBITDA margin divided by revenue.

4.4 Indebtedness

As of June 30, 2021, Zenvia’s gross debt amounted to R$266,252 thousand, which compares with R$192,723 thousand as of December 31, 2020, encompassing loans and borrowings from banks in the amount of R$169,227 thousand and liabilities from acquisitions in the amount of R$96,198 thousand. Zenvia´s net debt amounted to R$189,783 thousand as of June 30, 2021, which compares with R$132,744 thousand as of December 31, 2020. Such variation derived mainly from the contribution of R$21,000 thousand to D1 related to the consideration payable in connection with such acquisition, IPO expenses paid in advance in the amount of R$ 6,829 thousand and payment of other expenses.

Zenvia’s financial strategy aims at strengthening its capital structure and increasing its financial flexibility through the development of a long term relationship with the capital markets.

5.	Subsequent Events

5.1 Zenvia goes public on Nasdaq, New York

In July 2021, Zenvia Inc, listed its Class A common shares on Nasdaq, an U.S. stock exchange. Zenvia carried out its IPO through an initial public offering of 11,538,462 Class A common shares, at an offering price of US$13.00 per Class A common to the public. Zenvia’s class A common shares began trading on Nasdaq under the ticker symbol “ZENV” on July 22, 2021.

5.2 Concurrent Private Placement

On July 29, 2021, Zenvia closed the private placement of 3,846,153 of its Class A common shares to Twilio Inc, a global leader platform of cloud communications, which was concurrent with Zenvia’s initial public offering, at an offering price of US$13.00 per Class A common share.

Zenvia and Twilio also entered into commercial agreements that establish complementary initiatives to strengthen their respective businesses by leveraging each other’s communications network — Zenvia with its customer experience communications platform focused on empowering businesses across Latin America, and Twilio with its cloud communications platform focused on empowering developers to improve communications globally. Under the terms of these agreements, for a period of three years, we agreed to process and route A2P messages and voice calls originating from Twilio’s clients and Twilio reciprocally.

5.3 Acquisition of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. – Direct One

On July 30, 2021 Zenvia announced the closing of the then pending acquisition of D1 (“D1 Acquisition”). On closing date, (i) Zenvia Mobile Serviços Digitais S.A. (“Zenvia Brazil”), Zenvia’s wholly-owned subsidiary, contributed R$19 million in cash into D1 (in addition to R$21 million contributed on May 31, 2021), and paid the amount of R$318 million to D1 shareholders and (ii) Zenvia delivered 1,942,750 of its Class A common shares to certain shareholders of D1. As a result of the consummation of the D1 Acquisition, Fernando Jorge Wosniak Steler’s nomination as a member of Zenvia’s board of directors became effective.

Zenvia Brazil also agreed to pay amounts to certain D1 shareholders as further consideration for the D1 Acquisition in the first quarter of 2022 and in the first quarter of 2023, respectively, such amounts to be calculated on the achievement of certain gross profit milestones for the relevant periods.

D1 Stand-Alone Preliminary Results for the Second Quarter of 2021

D1 financial results for the three months ended June 30, 2021 are not yet finalized. The information below reflects preliminary and unaudited results for this period and has not been subject to audit or limited review work by D1 auditors.

D1 revenue for the three months ended June 30, 2021 amounted to R$21,676 thousand, an increase of approximately R$16,373 thousand as compared to the three months ended June 30, 2020, primarily due to (1) the consolidation in the three months ended June 30, 2021 of Smarkio’s revenue in an amount of R$13,531 thousand and (2) the increased adoption of D1´s solutions offered by customers.

D1 gross profit for the three months ended June 30, 2021 was R$10,954 thousand, an increase of approximately R$8,372 thousand as compared to the three months ended June 30, 2020. Such variation derived mainly as a result of the revenue growth and the consolidation of the three months ended June 30, 2021 of Smarkio’s gross profit in the amount of R$8,293 thousand. Gross margin(1) achieved 50.5% in 2Q’21, which favorably compares to 48.7% in 2Q’20.

D1’s non-GAAP gross profit(3) increased R$8,372 thousand, to R$12,250 thousand in 2Q’21 from R$2,582 thousand in 2Q’20 and non-GAAP gross margin(2) achieved 56.5% in 2Q’21, which favorably compares to 48.7% in 2Q’20.

(1) Gross margin calculation consider gross profit divided by revenue. | (2) Non-GAAP gross margin calculation consider non-GAAP gross profit divided by revenue | (3) Non-GAAP gross profit was calculated as gross profit plus amortization of intangible assets acquired from business combinations in the amount of R$1,296 thousand for 2Q'21 and R$0 thousand for 2Q'20.

6.	Conference Call Information

Zenvia posted prepared remarks on its investor relations website at https://investors.zenvia.com/, and will host a conference call today, August 10, 2021, at 9:00 a.m. (ET) to discuss its second quarter 2021 financial results. Investors and analysts should register for the call in advance by visiting:

https://webcastlite.mziq.com/cover.html?webcastId=cf525e25-1dc6-4367-bb97-f146e477ac99.

A live webcast of the conference call, as well as a replay of the call, will be available on Zenvia’s investor relations website. .

7.	About Zenvia

Zenvia is driven by the purpose of empowering companies to create unique experiences for customer communications through its unified end-to-end platform. Zenvia empowers companies to transform their existing customer communications from non-scalable, physical and impersonal interactions into highly scalable, digital first and hyper contextualized experiences across the customer journey. Zenvia’s unified end-to-end CX communications platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer view, journey designer, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. As of June 30, 2021, Zenvia served more than 10,700 active customers throughout Latin America.

Investor Relations Contact:
ir@zenvia.com

Avenida Paulista, 2300, Suites 182 and 184, São Paulo, SP, Brazil

Zip Code 01310-300

Attention: Piero Rosatelli

8.	Forward-Looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. This announcement and the accompanying conference call may contain forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Statements contained herein that are not clearly historical in nature, including statements about Zenvia’s strategies and business plans, are forward-looking. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “can,” “will,” “would,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “forecasts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Zenvia may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur..

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause Zenvia’s actual results, performance, or achievements to differ materially from those described in the forward-looking statements, including, among other things: adverse changes in general economic or market conditions; changes in the market for communications; the impact of COVID-19 on Zenvia and its customers and partners; Zenvia’s ability to adapt its products to meet evolving market and customer demands and rapid technological change; Zenvia’s ability to comply with modified or new industry standards, laws and regulations applying to its business; Zenvia’s ability to generate sufficient revenues to achieve or sustain profitability; Zenvia’s ability to retain customers and attract new customers; Zenvia’s ability to effectively manage its growth; Zenvia’s ability to compete effectively in an intensely competitive market; Zenvia's ability to successfully integrate companies acquired and risks that the anticipated benefits of those acquisitions may not be fully realized or may take longer to realize than expected, among others.

The forward-looking statements contained in this announcement are also subject to additional risks, uncertainties, and factors. Further information on potential risks that could affect actual results is included in Zenvia’s prior filings with the U.S.Securities and Exchange Commission. Moreover, Zenvia operates in a very competitive and rapidly changing environment, and new risks and uncertainties may emerge that could have an impact on the forward-looking statements contained in this announcement.

Forward-looking statements represent Zenvia’s management’s beliefs and assumptions only as of the date such statements are made. Zenvia undertakes no obligation to update any forward-looking statements made in this announcement to reflect events or circumstances after the date of this announcement or to reflect new information or the occurrence of unanticipated events, except as required by law.

9.	Special note regarding non-GAAP financial measures

For the convenience of investors, this report presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Gross Profit, Non-GAAP Operating Profit (Loss), EBITDA and Adjusted EBITDA. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our Non-GAAP Gross Profit, Non-GAAP Operating Profit (Loss), EBITDA and Adjusted EBITDA provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings, cash flows or profit (loss) in making an investment decision.

Non-GAAP Gross Profit and Non-GAAP Operating Profit (Loss) are measures that add back amortization of intangible assets acquired from business combinations. Our acquisition activities have resulted in the recognition of intangible assets, which consist primarily of client portfolio and digital platform. Finite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment when events indicate that the carrying value may not be recoverable. The amortization of intangible assets acquired from business combinations is reflected in our consolidated statements of profit or loss and intangible asset amortization is an expense that typically fluctuates based on the size and timing of our acquisition activity. Accordingly, we believe that excluding the amortization of intangible assets acquired from business combinations enhances our and our investors’ ability to compare our past financial performance with its current performance and to analyze underlying business performance and trends. While amortization of intangible assets acquired from business combinations was excluded from Non-GAAP Gross Profit and Non-GAAP Operating Profit (Loss), the revenue generated by such intangible assets acquired from business combinations has not been excluded from such non-GAAP financial measures.

Non-GAAP Gross Profit and Non-GAAP Operating Profit (Loss)

We calculate Non-GAAP Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations.

We calculate Non-GAAP Operating Profit (Loss) as profit (loss) adjusted by income tax and social contribution (current and deferred) and net finance costs plus amortization of intangible assets acquired from business combinations and expenses related to IPO grants.

EBITDA and Adjusted EBITDA

We calculate EBITDA as profit adjusted by income tax and social contribution (current and deferred), net finance costs and depreciation and amortization.

We calculate Adjusted EBITDA as EBITDA plus expenses related to IPO grants. In particular, the exclusions in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and such exclusions remove items that we do not consider to be indicative of our core operating performance.

Reconciliation of Non-GAAP Financial Measures

Reconciliation of Non-GAAP Gross Profit

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Gross Profit	41,466	23,328	71,759	49,232
(+) Amortization of intangible assets acquired from business combinations	3,142	795	6,284	795
Non-GAAP Gross Profit	44,608	24,123	78,043	50,027
Revenue	135,652	92,350	258,345	185,786
Gross Margin	30.6%	25.3%	27.8%	26.5%
Non-GAAP Gross Margin	32.9%	26.1%	30.2%	26.9%

Reconciliation of Non-GAAP Operating Profit (Loss)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Profit (loss) for the period	1,130	(1,084)	(27,345)	1,849
(+) Income tax and social contribution (current and deferred)	1,531	(1,429)	(9,025)	174
(+) Net finance costs	(6,429)	1,282	8,304	1,468
Operating Profit (loss)	(3,768)	(1,231)	(28,066)	3,491
(+) Amortization of intangible assets acquired from business combinations	5,965	3,373	11,930	6,343
(+) Expenses related to IPO grants	(5,044)	-	1,951	-
Non-GAAP Operating Profit (loss)	(2,847)	2,142	(14,185)	9,834

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Profit (loss) for the period	1,130	(1,084)	(27,345)	1,849
(+) Income tax and social contribution (current and deferred)	1,531	(1,429)	(9,025)	174
(+) Net finance costs	(6,429)	1,282	8,304	1,468
(+) Depreciation and amortization	8,308	5,542	16,300	10,691
EBITDA	4,540	4,311	(11,766)	14,182
(+) Expenses related to IPO grants	(5,044)	-	1,951	-
Adjusted EBITDA	(504)	4,311	(9,815)	14,182

10.	Financial Statements

Zenvia Inc. unaudited condensed consolidated statement of financial position as of:

	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	76,469	59,979
Trade and other receivables	99,798	86,009
Tax assets	8,602	4,897
Prepayments	8,774	2,516
Other assets	2,207	1,285
Advances to acquisitions	21,000	-
Total current assets	216,850	154,686

Non-current assets
Tax assets	138	40
Prepayments	2,224	1,931
Interest earning bank deposits	-	2,227
Property, plant and equipment	11,621	12,495
Intangible assets and goodwill	273,189	281,475
Total non-current assets	287,172	298,168
Total assets	504,022	452,854

Liabilities
Current liabilities
Loans and borrowings	43,521	56,197
Financial instruments	827	-
Trade and other payables	102,945	100,036
Liabilities from acquisitions	68,281	53,520
Current tax liabilities	8,972	8,898
Employee benefits	16,863	6,678
Lease liabilities	1,118	1,109
Total current liabilities	242,527	226,438

Non-current liabilities
Liabilities from acquisitions	27,917	40,228
Trade and other payables	1,990	1,352
Loans and borrowings	125,706	42,778
Lease liabilities	1,125	1,649
Provisions for tax, labor and civil risks	1,590	2,267
Deferred tax liabilities	13,138	22,794
Total non-current liabilities	171,466	111,068

Shareholders' equity
Capital	6	130,292
Reserves	87,760	5,454
Translation reserve	520	1,033
Accumulated losses	1,743	-21,431
Total equity	90,029	115,348
Total equity and liabilities	504,022	452,854

Zenvia Inc. unaudited combined statements of profit or loss for the:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue	135,652	92,350	258,345	185,786
Cost of services(1)(3)	(94,186)	(69,022)	(186,586)	(136,554)

Gross profit	41,466	23,328	71,759	49,232

Sales and marketing expenses(2)(3)	(22,822)	(7,794)	(38,200)	(14,566)
Administrative expenses(1)(2)(3)	(14,467)	(11,903)	(47,189)	(23,934)
Research and development expenses(2)(3)	(6,000)	(3,666)	(11,009)	(6,505)
Allowance for expected credit losses	(1,656)	(1,012)	(3,246)	(605)
Other income and expenses, net	(289)	(184)	(181)	(131)
Operating profit (loss)	(3,768)	(1,231)	(28,066)	3,491

Finance costs	(9,310)	(2,300)	(26,969)	(4,046)
Finance income	15,739	1,018	18,665	2,578
Net finance costs	6,429	(1,282)	(8,304)	(1,468)
Profit (loss) before taxes	2,661	(2,513)	(36,370)	2,023

Deferred income tax and social contribution	(969)	1,024	9,657	1,068
Current income tax and social contribution	(562)	405	(632)	(1,242)
Profit (loss) of the period	1,130	(1,084)	(27,345)	1,849

1 Includes amortization of intangible assets acquired from business combinations allocated as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Cost of services	(3,142)	(795)	(6,284)	(795)
General and administrative expenses	(2,823)	(2,578)	(5,646)	(5,548)
Total	(5,965)	(3,373)	(11,930)	(6,343)

2 Includes compensation expenses negotiated in connection with business combination transactions allocated as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Sales and marketing expenses	-	(784)	(596)	(1,565)
General and administrative expenses	(4,984)	-	(10,059)	-
Research and development expenses	-	(784)	(596)	(1,565)
Total	(4,984)	(1,568)	(11,251)	(3,130)

3 Includes expenses related to IPO grants allocated as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Cost of services	(10)	-	(10)	-
Sales and marketing expenses	(407)	-	(407)	-
General and administrative expenses	5,992	-	(1,003)	-
Research and development expenses	(531)	-	(531)	-
Total	5,044	-	(1,951)	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 10, 2021

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer